UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: July 4th, 2003	By:	/S/ Jean-Pascal Beaufret Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Closing and proceeds of the tender offer on bonds

     Paris, July 4 2003 — Alcatel (Paris : CGEP.PA and NYSE : ALA) has closed on July 2, 2003 its offer to repurchase three Alcatel bonds maturing in 2004 and 2005. Launched on June 16, 2003, this offer has been opened to qualified investors via a book building process and then to individuals at a fixed price.

     The value of the repurchased bonds amounts to Euro 352 millions (corresponding to a nominal amount of Euro 342 millions). One third of the bonds has been brought by individuals holders.

     The repurchase price was on average 0.60% higher than the minimum price defined on June 16, 2003, which was set at the high range of the market quotations after the offer announcement. The nominal value of the bonds brought to the offer represented 20% of the total bonds outstanding of Euro 1 740 millions, most of the holders having decided to keep their bonds, showing their confidence in the company and in the strengthening of its activities.

     The proceeds of the convertible bond issue of Euro 1 022 millions, launched on June 3, 2003 has been used to the partial repurchase of bonds maturing in 2004-2005 and the balance is totally allocated to the repayment of bonds maturing in 2003. This allows Alcatel to lengthen its debt maturity and to reduce its average cost.

     Alcatel will carefully pay attention to market evolution in order to further optimise its debt management.

Final repurchased bonds

     The proceeds of the offer are described in the table hereafter:

		Final repurchase		Final repurchase
		price excluding	Amount of the	price including	Nominal amount
	ISIN code	coupon	accrued coupon*	coupon*	repurchased

5.75% FRF	XS0048513666	102.10%	2.236%	104.336%	€72,722,746
February 2004
5% EUR	FR0000495855	103.00%	3.671%	106.671%	€108,912,000
October 2004
5.875% EUR	FR0000482713	103.25%	4.748%	107.998%	€160,701,000
September 2005

*	rounded to the third decimal place

About Alcatel

     Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver content to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel press contacts

Régine Coqueran/Alcatel HQ	Tel: +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investors Relations

Claire Pedini	Tel : +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com